UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
(Rule 14d-101)
Solicitation/Recommendation Statement
under Section 14(d)(4) of the Securities Exchange Act of 1934
(Amendment No. 1)
Dermira, Inc.
(Name of Subject Company)
Dermira, Inc.
(Name of Person(s) Filing Statement)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
24983L 10 4
(CUSIP Number of Class of Securities)
Thomas G. Wiggans
Chief Executive Officer
Dermira, Inc.
275 Middlefield Road, Suite 150
Menlo Park, CA 94025
(650) 421-7200
(Name, address and telephone number of person authorized
to receive notice and communications on behalf of the persons filing statement)
With copies to:

Douglas N. Cogen, Esq. David K. Michaels, Esq. Katherine K. Duncan, Esq. Fenwick & West LLP 555 California Street, 12th Floor San Francisco, CA 94104 (415) 875-2300	Andrew L. Guggenhime Chief Financial Officer Dermira, Inc. 275 Middlefield Road, Suite 150 Menlo Park, CA 94025 (650) 421-7200

☐	Check the box below if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment”) to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed by Dermira, Inc., a Delaware corporation (“Dermira”), with the Securities and Exchange Commission on January 22, 2020 (the “Schedule14D-9”), relating to the offer by Bald Eagle Acquisition Corporation (“Purchaser”), a Delaware corporation and wholly owned subsidiary of Eli Lilly and Company, an Indiana corporation (“Lilly”), to purchase all of the outstanding shares of Dermira common stock, par value $0.001 per share (the “Shares”), at a purchase price of $18.75 per Share, net to the seller in cash, without interest, and subject to withholding taxes, upon the terms and subject to the conditions set forth in the Agreement and Plan of Merger, dated as of January 10, 2020, by and among Dermira, Lilly and Purchaser (the “Merger Agreement”), the Offer to Purchase, dated as of January 22, 2020 and the related Letter of Transmittal, each of which may be amended or supplemented from time to time.
Except as otherwise set forth in this Amendment, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.
Item 4. The Solicitation or Recommendation
The subsection of Item 4 of the Schedule 14D-9 entitled “Background of the Merger Agreement” is hereby amended as follows:
On page 22, the fifth paragraph is amended and restated as follows (new language underlined):
On December 17, 2019, Dermira entered into a confidentiality agreement with Company G that included a customary standstill restriction that would expire upon the occurrence of specified events that were similar to those included in the confidentiality agreements with Lilly, Company D and Company K. None of the confidentiality agreements entered into with Lilly, Company A, Company D, Company E, Company G or Company K included a provision prohibiting the counterparty from making any request that Dermira waive the standstill restriction, known as a “don’t ask/don’t waive” provision.
The section of Item 4 of the Schedule 14D-9 entitled “Opinions of Dermira’s Financial Advisors” is hereby amended as follows:
On page 37, the paragraph under the subheading “Summary of Financial Analyses by Citigroup Global Markets Inc. and SVB Leerink LLC—Discounted Cash Flow Analysis of Citi” is amended and restated as follows (new language underlined; deleted language struck through):
Discounted Cash Flow Analysis of Citi. Citi performed a discounted cash flow analysis of Dermira based on estimates of after tax unlevered free cash flow of Dermira from 2020 through 2034, which were provided by Dermira as described, and defined, in the section entitled “-Certain Unaudited Prospective Financial Information of Dermira,” to calculate a range of implied equity values per Share as of December 31, 2019. In performing the discounted cash flow analysis, Citi applied a range of discount rates of 11.3% to 14.1% derived from a weighted average cost of capital calculation for Dermira that Citi performed utilizing the capital asset pricing model with inputs that Citi determined were relevant based on publicly available data and Citi’s professional judgment, including target capital structure, unlevered asset betas for certain companies deemed by Citi to be comparable to Dermira, and ~~the~~ a range of equity market risk premiums and yields for 30-year U.S. treasury notes (which inputs Citi determined based on publicly available data and Citi’s professional judgment), to (1) after tax unlevered free cash flows expected to be generated by Dermira through December 31, 2034 and (2) terminal values using a range of perpetuity growth rates of negative 30.00% to negative 20.00%, ~~which were estimated in consultation with~~ reflecting an estimate of unlevered free cash flow to be generated by Dermira beyond 2034 based on assumptions and guidance provided by Dermira’s management regarding the patent life of Dermira’s products and the expected cash flows of those products after patent expiry. This analysis resulted in a range of implied estimated values of approximately $7.25 to $15.25 per Share, taking into account an assumed net debt position (indebtedness minus cash and cash equivalents) provided by Dermira of approximately $63.2 million as of December 31, 2019, and based on 58,923,149 Shares, the fully diluted shares of common stock outstanding of Dermira (using the treasury stock method) ~~as of January 9, 2020, as~~, which was calculated based on capitalization information provided by Dermira as of January 8, 2020 in the Merger Agreement.
On pages 37 –38, the paragraph under the subheading “Summary of Financial Analyses by Citigroup Global Markets Inc. and SVB Leerink LLC—Discounted Cash Flow Analysis of SVB Leerink” is amended and restated as follows (new language underlined; deleted language struck through):
Discounted Cash Flow Analysis of SVB Leerink. SVB Leerink performed a discounted cash flow analysis of Dermira based on estimates of after tax unlevered free cash flow of Dermira from 2020 through 2034, which were provided by Dermira as described, and defined, in the section entitled “-Certain Unaudited Prospective Financial Information of Dermira,” to calculate a range of implied equity values per Share as of December 31, 2019. In performing the discounted cash flow analysis, SVB Leerink applied a range of discount rates of 11.0% to 13.0% derived from a weighted average cost of capital calculation for Dermira, which SVB Leerink performed utilizing the capital asset pricing model with inputs that SVB Leerink determined were relevant based on publicly available data and SVB Leerink’s professional judgment, including target capital structure, after-tax cost of debt of 8.5%, levered and unlevered betas for certain companies deemed by SVB Leerink to be comparable to Dermira, and ~~the~~ a range of equity market risk premiums and yields for 30-year U.S. treasury notes (which inputs SVB Leerink determined based on publicly available data and SVB Leerink’s professional judgment), to (1) after tax unlevered free cash flows expected to be generated by Dermira through December 31, 2034 and (2) terminal values using a range of perpetuity growth rates of negative 30.00% to negative 20.00%, ~~which were estimated in consultation with~~ reflecting an estimate of unlevered free cash flow to be generated by Dermira beyond 2034 based on assumptions and guidance provided by Dermira’s management regarding the patent life of Dermira's products and the expected cash flows of those products after patent expiry. This analysis resulted in a range of implied estimated values of approximately $9.50 to $16.00 per Share, taking into account an assumed net debt position provided by Dermira of approximately $63.2 million as of December 31, 2019, and based on 58,923,149 Shares, the fully diluted shares of common stock outstanding of Dermira (using the treasury stock method) ~~as of January 9, 2020, as~~, which was calculated based on capitalization information provided by Dermira as of January 8, 2020 in the Merger Agreement.
On page 38, the second, third and fourth paragraphs under the subheading “Summary of Additional Factors Observed by Citigroup Global Markets Inc. and SVB Leerink LLC” are amended and restated as follows (new language underlined; deleted language struck through):

•
Premiums paid in the 11 selected therapeutics-focused biopharma transactions described below, involving all cash consideration announced since 2016 with transaction values between $500.0 million and $2.0 billion involving U.S. publicly traded companies~~which ranged from (1) 20% to 159% (with a median of 59% and a mean of 61%) above the unaffected share price of the applicable target company on the last trading day prior to announcement of the transaction or prior to media reports of a potential transaction, as applicable; and (2) 31% to 139% (with a median of 66% and a mean of 68%) above the unaffected share price of the applicable target company 30 days prior to announcement of the transaction or prior to media reports of a potential transaction, as applicable. Citi and SVB Leerink applied a range of one-day unaffected premiums of 37% to 70%, representing the 25th and 75th percentiles of the one-day unaffected premium sample, respectively, to the closing price of the Shares on January 9, 2020 to derive a range of implied equity values of approximately $25.09 to $31.25 per Share, taking into account an assumed net debt position provided by Dermira of approximately $63.2 million as of December 31, 2019. Citi and SVB Leerink also applied a range of 30-day unaffected premiums of 44% to 82%, representing the 25th and 75th percentiles of the 30-day unaffected premium sample, respectively, to the closing price of the Shares on December 11, 2019 to derive a range of implied equity values of approximately $14.43 to $18.22 per Share, taking into account an assumed net debt position provided by Dermira of approximately $63.2 million as of December 31, 2019;~~

~~•~~
~~one-year forward stock price targets for the Shares as reflected in seven publicly available Wall Street research analysts’ reports published within the 90 days prior to January 9, 2020, which indicated a target stock price range (discounted to present value utilizing a midpoint cost of equity of 11.7%) of approximately $13.43 to $25.97 per Share; and~~

~~•~~	~~historical trading prices of the Shares during the 52-week period ended January 9, 2020, which reflected low to high closing prices for the Shares during such period of $5.31 to $18.34 per Share.~~

Date Announced	Target	Acquiror	Transaction Value (in millions)
March 4, 2019	Nightstar Therapeutics plc	Biogen Inc.	$757
October 18, 2018	Endocyte, Inc.	Novartis AG	1,748
May 10, 2018	ARMO BioSciences, Inc.	Eli Lilly and Company	1,458
December 26, 2017	Sucampo Pharmaceuticals, Inc.	Mallinckrodt public limited company	1,099
December 22, 2017	Ignyta, Inc.	Roche Holding AG	1,782
January 18, 2017	CoLucid Pharmaceuticals, Inc.	Eli Lilly and Company	849
September 14, 2016	Vitae Pharmaceuticals, Inc.	Allergan plc	552
September 12, 2016	Raptor Pharmaceutical Corp.	Horizon Pharma Public Limited Company	751
July 21, 2016	Relypsa, Inc.	Galenica AG	1,400
July 11, 2016	Sagent Pharmaceuticals, Inc.	Nichi-Iko Pharmaceutical Co., Ltd.	693
May 31, 2016	Celator Pharmaceuticals, Inc.	Jazz Pharmaceuticals plc	1,394
Citi and SVB Leerink selected these transactions based on their experience and professional judgement. Premiums ranged from (1) 20% to 159% (with a median of 59% and a mean of 61%) above the unaffected share price of the applicable target company on the last trading day prior to announcement of the transaction or prior to media reports of a potential transaction, as applicable; and (2) 31% to 139% (with a median of 66% and a mean of 68%) above the unaffected share price of the applicable target company 30 days prior to announcement of the transaction or prior to media reports of a potential transaction, as applicable. Citi and SVB Leerink applied a range of one-day unaffected premiums of 37% to 70%, representing the 25th and 75th percentiles of the one-day unaffected premium sample, respectively, to the closing price of the Shares on January 9, 2020 to derive a range of implied equity values of approximately $25.09 to $31.25 per Share, taking into account an assumed net debt position provided by Dermira of approximately $63.2 million as of December 31, 2019. Citi and SVB Leerink also applied a range of 30-day unaffected premiums of 44% to 82%, representing the 25th and 75th percentiles of the 30-day unaffected premium sample, respectively, to the closing price of the Shares on December 11, 2019 to derive a range of implied equity values of approximately $14.43 to $18.22 per Share, taking into account an assumed net debt position provided by Dermira of approximately $63.2 million as of December 31, 2019;

•
one-year forward stock price targets for the Shares as reflected in seven publicly available Wall Street research analysts’ reports published within the 90 days prior to January 9, 2020, which indicated a target stock price range (discounted to present value utilizing a midpoint cost of equity of 11.7%) of approximately $13.43 to $25.97 per Share.

The one-year forward stock price targets reviewed were as follows:

Date of Rating	Undiscounted Stock Price Target
November 18, 2019	$29
December 10, 2019	25
November 11, 2019	25
November 6, 2019	22
January 6, 2020	21
January 3, 2020	20
January 2, 2020	15
and;

•	historical trading prices of the Shares during the 52-week period ended January 9, 2020, which reflected low to high closing prices for the Shares during such period of $5.31 to $18.34 per Share.

The first full paragraph on page 39 under the subheading “Miscellaneous—Citigroup Global Markets Inc.” is replaced in its entirety by the following:
As the Board was also aware, during the two-year period prior to the date of its opinion, Citi and its affiliates provided to Lilly and its affiliates the following investment banking services, for which they received aggregate fees of approximately $3.4 million: (1) acting as lead dealer manager on liability management of Lilly’s $2.0 billion tender offer to purchase certain series of its outstanding notes in October 2019; and (2) acting as joint bookrunner on Lilly’s €1.6 billion notes issuance in October 2019. In addition, Citi and its affiliates have in the past and are currently acting as a lender under Lilly’s senior credit facility, with approximately $474.0 million of committed capital, for which they received aggregate fees of approximately $0.3 million. Citi also provides in the ordinary course of its business non-investment banking services to Lilly and its affiliates, such as foreign exchange, cash management and other treasury and trade solutions services. In connection with the Transactions, Lilly or its affiliates may draw down funds from an existing credit facility in which Citi or one of its affiliates acts as a lender, for which such entity would receive compensation. Further, Citi and its affiliates in the past have provided to Elanco Animal Health, Inc. (“Elanco”), a former Lilly affiliate, the following investment banking services unrelated to the Transactions for which they received aggregate fees of approximately $6.8 million during the period Elanco was an affiliate of Lilly: (1) acting as joint bookrunner on Elanco’s $2.0 billion senior notes offering in August 2018; and (2) acting as joint bookrunner on Elanco’s $1.74 billion initial public offering in September 2018. In addition, Citi and its affiliates have in the past acted as a lender under Elanco’s senior credit facility, with approximately $142.0 million of committed capital, for which they received aggregate fees of approximately $0.2 million during the period Elanco was an affiliate of Lilly.

The section of Item 4 of the Schedule 14D-9 entitled “Certain Unaudited Prospective Financial Information of Dermira” is hereby amended as follows:
On pages 42 - 43, the table and accompanying footnotes of the summary of the Projections are amended and restated as follows (new language and figures underlined; deleted language struck through):
A summary of the Projections (dollars in millions) is set forth below:

Fiscal Year Ending December 31,(1)	2020E	2021E	2022E	2023E	2024E	2025E	2026E	2027E
Adjusted Net Revenue(2)	$59	$46	$67	$363	$577	$843	$1,029	$1,234
Adjusted Cost of Sales(3)	(7)	(7)	(7)	(67)	(110)	(170)	(217)	(267)
Adjusted Gross Profit(4)	$52	$39	$59	$296	$467	$674	$812	$967
Adjusted Gross Margin(5)	88%	85%	89%	82%	81%	80%	79%	78%
Adjusted Operating Expenses
Sales and Marketing(6)	(49)	(50)	(141)	(254)	(317)	(342)	(356)	(338)
General and Administrative(6)	(44)	(44)	(58)	(65)	(67)	(70)	(72)	(74)
Medical Affairs(6)	(11)	(16)	(33)	(40)	(40)	(41)	(28)	(29)
Research and Development(6)	(140)	(131)	(134)	(43)	(28)	(29)	(30)	(31)
Other(7)	—	—	(14)	(169)	(64)	(128)	—	—
Adjusted Total Operating Expenses(8)	(244)	(240)	(378)	(572)	(516)	(609)	(485)	(472)
EBIT(9)	$(192)	$(201)	$(319)	$(276)	$(50)	$64	$326	$495
(-) Tax Expense(10)	—	—	—	—	—	—	$(14)	$(21)
Effective Tax Rate(11)	—	—	—	—	—	—	4%	4%
NOPAT(12)	$(192)	$(201)	$(319)	$(276)	$(50)	$64	$313	$474
Changes in Net Working Capital ~~and Other Adjustments~~(13)	(2)	~~(18_)~~	~~(48_)~~	(38)	(40)	(38)	(25)	(28)
Adjustments for Lebrikizumab Commercial Product Manufacturing Costs(14)	—	(18)	(47)	—	—	—	—	—
Unlevered Free Cash Flow(~~[14]~~15)	$(194)	$(220)	$(366)	$(314)	$(89)	$26	$288	$446

Fiscal Year Ending December 31,(1)	2028E	2029E	2030E	2031E	2032E	2033E	2034E	Terminal Year (~~[15]~~16)
Adjusted Net Revenue(2)	$1,357	$1,447	$1,519	$1,496	$1,508	$1,439	$1,427	$1,427
Adjusted Cost of Sales(3)	(304)	(326)	(343)	(336)	(335)	(316)	(309)	(309)
Adjusted Gross Profit(4)	$1,053	$1,121	$1,176	$1,160	$1,173	$1,123	$1,118	$1,118
Adjusted Gross Margin(5)	78%	77%	77%	78%	78%	78%	78%	78%
Adjusted Operating Expenses
Sales and Marketing(6)	(322)	(319)	(321)	(324)	(322)	(257)	(257)	—
General and Administrative(6)	(77)	(79)	(82)	(85)	(88)	(83)	(83)	—
Medical Affairs(6)	(29)	(30)	(31)	(31)	(32)	(26)	(26)	—
Research and Development(6)	(32)	(33)	(34)	(35)	(36)	(31)	(31)	—
Other(7)	—	—	—	—	—	—	—	—
Adjusted Total Operating Expenses(8)	(460)	(461)	(468)	(475)	(477)	(396)	(397)	(397)
EBIT(9)	$593	$660	$708	$685	$696	$727	$721	$721
(-) Tax Expense(10)	$(25)	$(28)	$(117)	$(142)	$(144)	$(153)	$(151)	$(151)
Effective Tax Rate(11)	4%	4%	17%	21%	21%	21%	21%	21%
NOPAT(12)	$568	$632	$591	$543	$551	$574	$570	$570
Changes in Net Working Capital ~~and Other Adjustments~~(13)	(21)	(13)	(11)	3	(2)	8	1	—
Adjustments for Lebrikizumab Commercial Product Manufacturing Costs(14)	—	—	—	—	—	65	—	—
Unlevered Free Cash Flow(~~[14]~~15)	$547	$619	$581	$546	$549	$648	$571	$570
__________________

(1)	Certain figures included in this table have been subject to rounding adjustments. Accordingly, figures shown as totals may not be the arithmetic aggregation of the figures that precede them.

(2)
Adjusted Net Revenue is a non-GAAP financial measure calculated by ~~adjusting~~ estimating Net Revenue in each period ~~to exclude~~ excluding revenue related to previously paid milestone payments that would be recognized in such period, and ~~to include~~ including, as revenue in the applicable period, certain milestone payments as they become payable under the related agreement. Under GAAP, all or part of such revenue could be recognized in future periods.

(3)
Adjusted Cost of Sales (“COS”) is a non-GAAP financial measure calculated by ~~adjusting~~ estimating COS ~~to exclude~~ excluding the impact of (a) certain future milestone payments that are reflected in “Adjusted Operating Expenses-Other” and (b) costs associated with the manufacture of lebrikizumab commercial product prior to regulatory approval of lebrikizumab. COS includes (a) royalty payments to be made to Rose U or its assignees pursuant to a license of intellectual property related to QBREXZA and (b) royalty payments to be made to Roche pursuant to a license of intellectual property related to lebrikizumab.

(4)	Adjusted Gross Profit is a non-GAAP financial measure calculated as the difference between Adjusted Net Revenue and Adjusted COS.

(5)	Adjusted Gross Margin is a non-GAAP financial measure calculated by dividing Adjusted Gross Profit by Adjusted Net Revenue.

(6)
The presentation of Sales and Marketing expenses, General and Administrative expenses, Medical Affairs expenses and Research and Development expenses is non-GAAP, and each such expense reflects an allocation by function of Adjusted Operating Expenses (and in each case excludes stock-based compensation expense and depreciation expense).

(7)
Other expenses is a non-GAAP financial measure calculated by ~~adjusting~~ estimating Acquired In-Process Research and Development expense ~~to include~~ including milestone payments to be made to Roche related to the first commercial sale, and subsequent sales, of lebrikizumab.

(8)
Adjusted Total Operating Expenses is a non-GAAP financial measure calculated by ~~adjusting~~ estimating Total Operating Expenses ~~to exclude~~ excluding stock-based compensation expense and depreciation expense, and ~~to include~~ including milestone payments to be made to Roche related to the first commercial sale, and subsequent sales, of lebrikizumab.

(9)	Earnings before Interest and Taxes (“EBIT”) is a non-GAAP financial measure calculated as the difference between Adjusted Gross Profit and Adjusted Total Operating Expenses.

(10)	Tax Expense is net of the utilization of net operating losses generated in the past and in years in which net losses are projected, which are applied to offset projected taxable income.

(11)	Effective Tax Rate is a non-GAAP financial measure calculated by dividing Tax Expense by EBIT.

(12)	Net Operating Profit After Tax (“NOPAT”) is a non-GAAP financial measure calculated as the difference between EBIT and Tax Expense.

(13)
Changes in Net Working Capital is a non-GAAP financial measure representing changes from year to year in current assets (less cash) – current liabilities (less debt) (“Net Working Capital”), and which is assumed to be equal to 15% of the change in Adjusted Net Revenue related to Dermira’s products from the prior year to such year.

(14)
Adjustments for Lebrikizumab Commercial Product Manufacturing Costs reflect the costs incurred to manufacture lebrikizumab commercial product prior to launch, and reflect an assumed recovery of such costs in the fiscal year ending December 31, 2033.

(15)
Unlevered Free Cash Flow is a non-GAAP financial measure calculated as the difference between NOPAT and Changes in Net Working Capital and Other Adjustments. Changes in Net Working Capital and Other Adjustments is a non-GAAP financial measure calculated each year as the sum of (a) ~~15% of the change in Adjusted Net Revenue from the prior year to such year~~ Changes in Net Working Capital, (b) depreciation expense, (c) amortization expense, (d) capital expenditures and (e) adjustments for lebrikizumab commercial product manufacturing costs. Depreciation expense, amortization expense and capital expenditures are assumed to fully offset each other and are accordingly not separately shown as the amounts do not affect the Unlevered Free Cash Flow calculation.

(16)	Components underlying Adjusted Total Operating Expenses were not made available for the Terminal Year.
Item 6. Interest in Securities of the Subject Company
On page 45, the table is amended and restated as follows (new language and figures underlined):

Name of Person	Transaction Date	Number of Shares	Price Per Share	Nature of Transaction
Matthew Fust	12/12/2019	3,000	$12.00	Sale of Shares pursuant to 10b5-1 trading plan
Matthew Fust	12/24/2019	3,000	$15.00	Sale of Shares pursuant to 10b5-1 trading plan
Item 8. Additional Information
The subsection of Item 8 of the Schedule 14D-9 entitled “Regulatory Approvals—U.S. Antitrust Approvals” is hereby amended as follows:
On page 52, the second full paragraph is amended and restated as follows (new language underlined; deleted language struck through):
Lilly and Dermira ~~expect to~~ filed their respective Premerger Notification and Report Forms with the FTC and Antitrust Division on ~~or about~~ January 24, 2020 and January 27, 2020, respectively.
Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following disclosure set forth below immediately after the subsection entitled “Annual and Quarterly Reports”:
“Certain Litigation
On January 24, 2020, Michael Schneider, a purported stockholder of Dermira, filed a complaint in the United States District Court for the Southern District of New York against Dermira and the individual members of the Board, captioned Schneider v. Dermira, Inc., et. al., Case No. 1:20-cv-00663-LAP (the “Schneider Complaint”). The Schneider Complaint asserts that the defendants named therein violated sections 14(d)(4), 14(e), and 20(a) of the Exchange Act by making untrue statements of material fact and omitting material information from the Schedule14D-9. The Schneider Complaint seeks, among other things, an order enjoining the defendants from consummating the Transactions, revisions to the Schedule14D-9 and monetary damages.
On January 27, 2020, Dushyanth Surakanti, a purported stockholder of Dermira, filed a complaint in the United States District Court for the Northern District of California against Dermira and the individual members of the Board, captioned Surakanthi v. Dermira, Inc., et. al., Case No. 3:20-cv-00602-DMR (the “Surakanthi Complaint”). The Surakanthi Complaint asserts that the defendants named therein violated sections 14(e) and 20(a) of the Exchange Act by making untrue statements of material fact and omitting material information from the Schedule14D-9. The Surakanthi Complaint seeks, among other things, an order enjoining the defendants from consummating the Transactions, revisions to the Schedule14D-9 and monetary damages.
On January 27, 2020, John Thompson, a purported stockholder of Dermira, filed a putative securities class action complaint in the United States District Court for the District of Delaware against Dermira, the individual members of the Board, Lilly and Purchaser, captioned Thompson v. Dermira, Inc., et. al., Case No. 1:20-cv-00132-MN (the “Thompson Complaint”). The Thompson Complaint asserts that the defendants named therein violated sections 14(e), 14(d) and 20(a) of the Exchange Act by making untrue statements of material fact and omitting material information from the Schedule14D-9. The Thompson Complaint seeks, among other things, an order enjoining the defendants from consummating the Transactions and revisions to the Schedule14D-9.
On January 28, 2020, Elaine Wang, a purported stockholder of Dermira, filed a complaint in the United States District Court for the Northern District of California against Dermira and the individual members of the Board, captioned Wang v. Dermira, Inc., et. al., Case No. 3:20-cv-00634-SK (the “Wang Complaint”). The Wang Complaint asserts that the defendants named therein violated sections 14(e), 14(d) and 20(a) of the Exchange Act by making untrue statements of material fact and omitting material information from the Schedule14D-9. The Wang Complaint seeks, among other things, an order enjoining the defendants from consummating the Transactions, revisions to the Schedule14D-9 and monetary damages.

On January 31, 2020, Changxia Yuan, a purported stockholder of Dermira, filed a complaint in the United States District Court for the Southern District of New York against Dermira and the individual members of the Board, captioned Yuan v. Dermira, Inc., et. al., Case No. 1:20-cv-00848-LAP (the “Yuan Complaint”). The Yuan Complaint asserts that the defendants named therein violated sections 14(e) and 20(a) of the Exchange Act by making untrue statements of material fact and omitting material information from the Schedule14D-9. The Yuan Complaint seeks, among other things, an order enjoining the defendants from consummating the Transactions and monetary damages.
On February 6, 2020, Frederick Kahn, a purported stockholder of Dermira, filed a putative class action lawsuit in the Superior Court of California for the County of San Mateo against Dermira and the individual members of the Board, captioned Kahn v. Dermira, Inc., et. al., Case No. 20-CIV-0811 (the “Kahn Complaint”). The Kahn Complaint asserts that the defendants violated their fiduciary duties by, among other things, allegedly entering into the Transactions through a flawed and unfair sales process, failing to maximize the value of Dermira to its stockholders and filing a materially deficient Schedule 14D-9. The Kahn Complaint seeks, among other things, an order enjoining the defendants from consummating the Transactions and monetary damages.
Additional lawsuits may be filed against Dermira, the Board, Lilly, and Purchaser in connection with the Merger Agreement, the Schedule TO and the Schedule14D-9.
Dermira believes that the claims asserted in the pending actions in the United States District Court for the Northern District of California (the Surakanti Complaint and the Wang Complaint ), the United States District Court for the District of Delaware (the Thompson Complaint), the Southern District of New York (the Schneider Complaint and the Yuan Complaint), and the Superior Court of California, San Mateo County (the Kahn Complaint) (referred to collectively as the “Actions”) are without merit and denies the allegations in each of those Actions.  However, in order to alleviate the costs, risks and uncertainties inherent in litigation and to provide additional information to its stockholders, Dermira has provided certain additional disclosures in this Amendment No. 1 to Schedule 14D-9 (the “Supplemental Disclosures”).  Counsel for plaintiffs in each of the Actions have confirmed that the Supplemental Disclosures will moot their claims.  The Supplemental Disclosures should be read in conjunction with this Schedule 14D-9, which should be read in its entirety. The Supplemental Disclosures should  not be regarded as an indication that any of Dermira, Lilly, Purchaser or their respective affiliates, officers, directors or other representatives, or any recipient of this information, considered or now considers the information contained in the Supplemental Disclosures to be material.  Rather, Dermira believes that this Schedule 14D-9 disclosed all material information, and denies that any additional disclosures are or were required under any applicable federal or state law, rule or regulation. To the extent that the information in the Supplemental Disclosures differ from information contained in this Schedule 14D-9, the information in the Supplemental Disclosures supersede such information contained in this Schedule 14D-9.
”

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule 14D-9 is true, complete and correct.

Dermira, Inc.

Date:	February 10, 2020	By:	/s/ Andrew L. Guggenhime
			Name:	Andrew L. Guggenhime
			Title:	Chief Financial Officer